UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Embraer Netherlands Finance B.V.’s

Pricing of US$1,000,000,000 of 5.400% Notes Due 2038

São Paulo, September 22, 2025 – Embraer S.A. (“Embraer”) (NYSE: ERJ) announced today that its indirect subsidiary, Embraer Netherlands Finance B.V. (“Embraer Finance”), has priced an offering of US$1,000,000,000 in aggregate principal amount of 5.400% notes due 2038 (the “Notes”), at an issue price of 99.672% of principal amount, guaranteed by Embraer. The Notes have been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are expected to be listed on the New York Stock Exchange. Closing is expected to occur on or about October 9, 2025.

Embraer expects to use (i) the net proceeds from the offering to fund the purchase of notes that will be tendered pursuant to the concurrent tender offers launched today by Morgan Stanley & Co. LLC, as offeror, to purchase for cash certain outstanding 6.950% senior unsecured guaranteed notes due 2028 and 7.000% senior unsecured guaranteed notes due 2030, issued by Embraer Finance, and guaranteed by Embraer, subject to the terms and conditions of the concurrent tender offers, and (ii) the remainder of the net proceeds, if any, for general corporate purposes.

BNP Paribas Securities Corp., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and SMBC Nikko Securities America, Inc. are acting as global coordinators and joint bookrunners for the Notes, and Commerz Markets LLC, Mizuho Securities USA LLC, MUFG Securities Americas Inc., Natixis Securities Americas LLC and UBS Securities LLC are acting as joint bookrunners for the Notes.

Embraer has filed a prospectus supplement under its registration statement (including a prospectus) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of the notes. Before you invest, you should read the prospectus and related prospectus supplement and other documents that Embraer has filed with the SEC for more complete information about Embraer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus and related prospectus supplement relating to the offering may also be obtained by calling BNP Paribas Securities Corp at +1 (800) 854-5674; Goldman Sachs & Co. LLC at 1-866-471-2526; Morgan Stanley & Co. LLC at +1 (866) 718-1649; SMBC Nikko Securities America, Inc at + 1-888-868-6856; Commerz Markets LLC at +1-800-233-9164; Mizuho Securities USA LLC at +1 866-271-7403; MUFG Securities Americas Inc. at +1-877-649-6848; Natixis Securities Americas LLC at + 1 212-891-6154 and UBS Securities LLC at +1 (833) 481-0269.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale is unlawful.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

Embraer S.A.

Antonio Carlos Garcia

Head of Investor Relations

+55 (11) 3040-6874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
Name: Antonio Carlos Garcia
Title: Executive Vice President of Finance and Investor Relations